Exhibit 99.1

360 DigiTech Announces Third Quarter 2021 Unaudited Financial Results and Declares Quarterly Dividend

SHANGHAI, China, Nov. 15, 2021, 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a leading financial technology platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Business Highlights

•	As of September 30, 2021, our digital platform has connected 115 financial institutional partners and 181.8 million consumers*1 with potential credit needs, cumulatively, an increase of 16.5% from 156.0 million a year ago.

•	Cumulative users with approved credit lines*2 was 36.5 million as of September 30, 2021, an increase of 24.6% from 29.3 million as of September 30, 2020.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 23.3 million as of September 30, 2021, an increase of 24.6% from 18.7 million as of September 30, 2020.

•	In the third quarter of 2021, financial institutional partners originated 26,680,676 loans*3, totaling RMB97,592 million*4 through our platform, an increase of 47.9% from RMB66,000 million in the same period of 2020.

•	Out of those loans originated by financial institutions, RMB55,476 million was under capital-light model and other technology solutions, representing 56.8% of the total, an increase of 205.0% from RMB18,189 million in the same period of 2020.

•	Total outstanding balance*5 of the loans originated by financial institutional partners through our platform was RMB133,425 million as of September 30, 2021, an increase of 58.4% from RMB84,214 million as of September 30, 2020.

•	RMB72,435 million of such loan balance was under capital-light model and other technology solutions, an increase of 213.6% from RMB23,095 million as of September 30, 2020.

•	Financial institutions granted approximately RMB8.0 billion credit lines to small and micro-sized enterprises owners (SME Owners)*6 through our platform in the third quarter of 2021, an increase of 12.7% from approximately RMB7.1 billion in the prior quarter.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the third quarter of 2021 was approximately 11.21 months, compared with 9.72 months in the same period of 2020.

•	90 day+ delinquency ratio*7 of loans originated by financial institutions across our platform was 1.17% as of September 30, 2021.

•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the third quarter of 2021 was 89.2%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

3 Including 11,726,713 loans across “V-pocket”, and 14,953,953 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loans volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions. “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company do not provide post-loan risk management nor bear principal risk.

5 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

6 SME loans are Loans issued to SME Owners with e-commerce operations, with business sales receipt, and/or with business taxation record.

7 “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

Third Quarter 2021 Financial Highlights

•	Total net revenue increased by 24.6% to RMB4,612.8 million (US$715.9 million) from RMB3,703.5 million in the same period of 2020.

•	Income from operations increased by 38.1% to RMB1,893.7 million (US$293.9 million) from RMB1,371.4 million in the same period of 2020.

•	Non-GAAP*9 income from operations increased by 37.5% to RMB1,963.3 million (US$304.7 million) from RMB1,427.8 million in the same period of 2020.

•	Operating margin was 41.1%. Non-GAAP operating margin was 42.6%.

•	Net income increased by 27.0% to RMB1,564.1 million (US$242.7 million) from RMB1,231.7 million in the same period of 2020.

•	Non-GAAP net income increased by 26.8% to RMB1,633.6 million (US$253.5 million) from RMB1,288.1 million in the same period of 2020.

•	Net income margin was 33.9%. Non-GAAP net income margin was 35.4%.

9 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “We are very pleased to report another robust quarter, which is the sixth consecutive quarter with record breaking operational and financial metrics. The consistent track record further demonstrated management’s solid overall execution and the resilience of the Company’s business model. During the quarter, financial institutions originated RMB97.6 billion loans through our platform, up approximately 48% year-on-year. Approximately 57% of the loans was facilitated under the capital-light model and other technology solutions*10, marking consistent progress toward our long-term technology driven strategic transition and upgrading.

Our embedded finance model continued to gain traction among our business partners, contributing approximately 47% of new users with approved credit lines for the quarter. On the SME front, we continued to ramp the operations with 13% volume growth and 32% balance growth quarter-on-quarter in a muted macro environment. We further optimized our customer acquisition systems to better target higher quality potential borrowers.

On the regulatory front, as one of the top Internet platforms, we have maintained close and frequent communications with regulators in recent months to implement necessary adjustment to our operations according to regulatory requirement. We will continue our efforts to sustain high standard compliance with laws and regulations and we are encouraged to see additional policy clarity in recent months.

As a leading online fintech company, we constantly optimize our operations and streamline our workflows to minimize carbon footprint and environmental impact. Meanwhile we take our social responsibility proactively by offering products and incentives to support SMEs and rural development. In addition, the World Economic Forum recently awarded us New Champions Community Awards of Excellence in Agile Business Governance 2021. We are especially honored to be the only company in Asia to receive the award this year. This speaks to our continued commitment to excellent corporate governance.”

“We are very glad to report another quarter of record financial results. Total revenue was RMB4.61 billion and non-GAAP net income reached RMB1.63 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “We continued to see strong demand for consumer credit and overall asset quality remained stable. During the quarter we generated over RMB1.78 billion cash from operations, which further strengthened our financial position that not only enables us to support our growth and innovations, but also allows us to improve returns to our shareholders through a quarterly dividend policy.”

Mr. Yan Zheng, Chief Risk Officer, added, “Our key risk management metrics remained near the best level in history during the quarter and the overall asset quality was stable. Among the key leading indicators, Day-1 delinquency*11 was 5.1%, near the record low of approximately 5.0%, while the 30-day collection rate*12 staying near 90%. We will continue to take prudent approach in overall risk management operations especially in light of the macro uncertainties. But we are confident that, with effective risk management systems, we are able to achieve a healthy balance between the asset quality and business growth in the foreseeable future.”

10 "We've used mainly data technology tools and AI risk management systems in the process of providing such services as loan facilitation, post-facilitation and borrowers' referral to our customers. Revenue from these technology powered services amount to 56% of our total net revenue. "

11 "D1 delinquency rate" is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

12 "M1 collection rate" is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that became overdue as a specified date.

Third Quarter 2021 Financial Results

Total net revenue was RMB4,612.8 million (US$715.9 million), compared to RMB3,703.5 million in the same period of 2020, and RMB4,001.6 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,620.0 million (US$406.6 million), compared to RMB2,955.4 million in the same period of 2020, and RMB2,404.7 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB581.1 million (US$90.2 million), compared to RMB1,220.7 million in the same period of 2020 and RMB540.7 million in the prior quarter. The year-over-year decline was primarily due to declined loan volume under capital heavy model. The sequential increase was in part due to increased loan volume under capital heavy model.

Financing income*13 was RMB570.5 million (US$88.5 million), compared to RMB530.8 million in the same period of 2020 and RMB488.1 million in the prior quarter. The year-over-year and sequential increases were primarily due to growth in on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,440.7 million (US$223.6 million), compared to RMB1,172.6 million in the same period of 2020, and RMB1,352.3 million in the prior quarter. The year-over-year and sequential growth mainly reflected trends in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB27.6 million (US$4.3 million), compared to RMB31.2 million in the same period of 2020, and RMB23.6 million in the prior quarter. The year-over-year and sequential changes were mainly due to changes of late payment fees.

Net revenue from Platform Services was RMB1,992.8 million (US$309.3 million), compared to RMB748.1 million in the same period of 2020 and RMB1,596.9 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB1,800.1 million (US$279.4 million), compared to RMB663.4 million in the same period of 2020 and RMB1,398.7 million in the prior quarter. The year-over-year and sequential growth was primarily due to growth in loan facilitation volume under capital-light model.

Referral services fees were RMB156.3 million (US$24.3 million), compared to RMB68.1 million in the same period of 2020 and RMB160.3 million in the prior quarter. The year-over-year increase was primarily due to the facilitation volume growth through ICE. The sequential decline was mainly due to decline in traditional traffic referral, and partially offset by increase in ICE related fees.

Other services fees were RMB36.5 million (US$5.7 million), compared to RMB16.7 million in the same period of 2020 and RMB37.9 million in the prior quarter. The year-over-year and sequential changes reflected changes of late payment fees under capital-light model.

Total operating costs and expenses were RMB2,719.1 million (US$422.0 million), compared to RMB2,332.1 million in the same period of 2020 and RMB2,148.4 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB627.2 million (US$97.3 million), compared to RMB408.7 million in the same period of 2020 and RMB558.0 million in the prior quarter. The year-over-year and sequential increases was primarily due to growth in loan facilitation and origination volume.

Funding costs were RMB83.8 million (US$13.0 million), compared to RMB144.6 million in the same period of 2020 and RMB83.2 million in the prior quarter. The year-over-year decline was mainly due to increased funding contribution from self-funded ABS despite increases in on-balance sheet loans.

Sales and marketing expenses were RMB577.3 million (US$89.6 million), compared to RMB271.1 million in the same period of 2020 and RMB499.9 million in the prior quarter. The year-over-year and sequential increases were mainly due to a more proactive customer acquisition strategy, particularly related to acquiring large ticket-size customers.

General and administrative expenses were RMB173.0 million (US$26.9 million), compared to RMB102.4 million in the same period of 2020 and RMB139.3 million in the prior quarter. The year-over-year and sequential increases were primarily due to increases in professional service fees.

Provision for loans receivable was RMB360.4 million (US$55.9 million), compared to RMB67.4 million in the same period of 2020 and RMB247.0 million in the prior quarter. The year-over-year and sequential increases mainly reflect the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for financial assets receivable was RMB70.1 million (US$10.9 million), compared to RMB81.6 million in the same period of 2020 and RMB58.5 million in the prior quarter.

Provision for accounts receivable and contract assets was RMB129.1 million (US$20.0 million), compared to RMB66.2 million in the same period of 2020 and RMB100.7 million in the prior quarter. The year-over-year and sequential increases in the above provisions combined was primarily due to increases in facilitation and origination volume, and also reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB698.3 million (US$108.4 million), compared to RMB1,190.2 million in the same period of 2020 and RMB461.9 million in the prior quarter. The year-over-year decline was mainly due to loans facilitated in prior quarters performed better than expected. The sequential increase primarily reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB1,893.7 million (US$293.9 million), compared to RMB1,371.4 million in the same period of 2020 and RMB1,853.1 million in the prior quarter.

Non-GAAP income from operations was RMB1,963.3 million (US$304.7 million), compared to RMB1,427.8 million in the same period of 2020 and RMB1,920.4 million in the prior quarter.

Operating margin was 41.1%. Non-GAAP operating margin was 42.6%.

Income before income tax expense was RMB1,922.7 million (US$298.4 million), compared to RMB1,459.0 million in the same period of 2020 and RMB1,953.2 million in the prior quarter.

Net income attributed to the Company was RMB1,564.1 million (US$242.7 million), compared to RMB1,231.9 million in the same period of 2020 and RMB1,547.6 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,633.6 million (US$253.5 million), compared to RMB1,288.3 million in the same period of 2020 and RMB1,614.9 million in the prior quarter.

Net income margin was 33.9%. Non-GAAP net income margin was 35.4%.

Net income per fully diluted ADS was RMB9.74 (US$1.52).

Non-GAAP net income per fully diluted ADS was RMB10.17 (US$1.58).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 154.06 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 160.68 million.

13 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

M1+ Delinquency Rate by Vintage and M6+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative M1+ delinquency rates by loan facilitation and origination vintage and M6+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the company’s platform, loans that are charged-off and loans under “ICE” and other technology solutions are not included in the M1+ charts, loans under “ICE” and other technology solutions are not included in the M6+ charts:

http://ml.globenewswire.com/Resource/Download/65794103-4574-4366-a571-9012bd625340

http://ml.globenewswire.com/Resource/Download/7c33dc8b-b6d3-4771-8b31-254668eca3df

Quarterly Dividend Policy

On November 15, 2021, the board of directors of the Company approved a quarterly cash dividend policy. Under the policy, the Company will declare and distribute a recurring cash dividend every fiscal quarter, starting from the third fiscal quarter of 2021, at an amount equivalent to approximately 15% to 20% of the Company’s net income after tax for such quarter. The determination to make dividend distributions and the exact amount of such distributions in any particular quarter will be based upon the Company’s operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the board of directors.

Quarterly Dividend

The board of directors of the Company has approved a dividend of US$0.14 per ordinary share, or US$0.28 per ADS, for the third fiscal quarter of 2021 in accordance with the Company’s dividend policy, which is expected to be paid on January 18, 2022 to shareholders of record as of the close of business on December 15, 2021.

Business Outlook

The Company currently expects total loan facilitation and origination volume for the fourth quarter of 2021 to be between RMB90 billion and RMB100 billion, which makes total loan facilitation and origination volume for 2021 to be between RMB350 billion and RMB360 billion, compared to previous guidance of between RMB340 billion and RMB350 billion for 2021, representing year-on-year growth of 42% to 46%. This forecast reflects the Company’s current and preliminary views, which is subject to material change.

Conference Call

360 DigiTech’s management team will host an earnings conference call at 7:00 PM U.S. Eastern Time on Monday, November 15, 2021 (8:00 AM Beijing Time on November 16).

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	46934276 #

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until November 22, 2021:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	520000187 #

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at ir.360shuke.com.

About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a leading financial technology platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. When coupled with its partnership with 360 Group, the Company’s solutions created noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income, non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, non-GAAP net income represents net income excluding share-based compensation expenses, non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses and non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,418,416	4,224,320	655,604
Restricted cash	2,355,850	2,413,510	374,571
Security deposit prepaid to third-party guarantee companies	915,144	935,441	145,178
Funds receivable from third party payment service providers	131,464	207,867	32,260
Accounts receivable and contract assets, net	2,394,528	2,084,544	323,516
Financial assets receivable, net	3,565,482	4,277,470	663,853
Amounts due from related parties	193,305	1,205,662	187,116
Loans receivable, net	7,500,629	9,924,346	1,540,234
Prepaid expenses and other assets	401,224	319,565	49,596
Total current assets	21,876,042	25,592,725	3,971,928
Non-current assets:
Accounts receivable and contract assets, net-non current	307,937	434,744	67,471
Financial assets receivable, net-non current	645,326	630,026	97,779
Amounts due from related parties	-	419,092	65,042
Loans receivable, net-non current	87,685	2,593,201	402,458
Property and equipment, net	19,360	20,374	3,162
Intangible assets	3,403	4,020	624
Deferred tax assets	1,398,562	1,159,367	179,931
Other non-current assets	48,990	31,494	4,888
Total non-current assets	2,511,263	5,292,318	821,355
TOTAL ASSETS	24,387,305	30,885,043	4,793,283

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	3,117,634	2,443,789	379,270
Accrued expenses and other current liabilities	809,761	1,509,554	234,279
Amounts due to related parties	71,562	122,028	18,938
Short term loans	186,800	335,892	52,130
Guarantee liabilities-stand ready	4,173,497	4,656,051	722,608
Guarantee liabilities-contingent	3,543,454	3,142,158	487,655
Income tax payable	1,227,314	991,645	153,901
Other tax payable	254,486	293,501	45,551
Total current liabilities	13,384,508	13,494,618	2,094,332
Non-current liabilities:
Deferred tax liabilities	37,843	108,269	16,803
Payable to investors of the consolidated trusts-noncurrent	1,468,890	3,155,386	489,708
Other long-term liabilities	14,974	9,945	1,543
Total non-current liabilities	1,521,707	3,273,600	508,054
TOTAL LIABILITIES	14,906,215	16,768,218	2,602,386
Ordinary shares	21	21	3
Additional paid-in capital	5,417,406	5,614,716	871,390
Retained earnings	4,137,542	8,596,706	1,334,188
Other comprehensive income (loss)	(74,391)	(94,618)	(14,684)
TOTAL 360 DIGITECH INC EQUITY	9,480,578	14,116,825	2,190,897
Noncontroling interests	512	0	0
TOTAL EQUITY	9,481,090	14,116,825	2,190,897
TOTAL LIABILITIES AND EQUITY	24,387,305	30,885,043	4,793,283

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,955,392	2,619,968	406,613	8,846,546	7,476,006	1,160,259
Loan facilitation and servicing fees-capital heavy	1,220,748	581,055	90,178	3,741,738	1,846,102	286,511
Financing income	530,766	570,547	88,548	1,768,279	1,468,075	227,842
Revenue from releasing of guarantee liabilities	1,172,640	1,440,719	223,596	3,255,371	4,088,453	634,518
Other services fees	31,238	27,647	4,291	81,158	73,376	11,388
Platform services	748,129	1,992,845	309,285	1,379,922	4,737,574	735,260
Loan facilitation and servicing fees-capital light	663,354	1,800,071	279,367	1,145,564	4,192,673	650,693
Referral services fees	68,086	156,295	24,257	187,149	442,889	68,735
Other services fees	16,689	36,479	5,661	47,209	102,012	15,832
Total net revenue	3,703,521	4,612,813	715,898	10,226,468	12,213,580	1,895,519
Facilitation, origination and servicing	408,693	627,192	97,339	1,156,112	1,662,927	258,082
Funding costs	144,596	83,753	12,998	464,272	245,995	38,178
Sales and marketing	271,082	577,264	89,590	763,144	1,462,210	226,931
General and administrative	102,387	173,003	26,850	320,606	416,777	64,683
Provision for loans receivable	67,383	360,399	55,933	593,211	742,286	115,201
Provision for financial assets receivable	81,642	70,085	10,877	254,565	173,661	26,952
Provision for accounts receivable and contract assets	66,163	129,086	20,034	213,950	286,202	44,418
Provision for contingent liabilities	1,190,176	698,313	108,376	3,911,793	1,918,899	297,808
Total operating costs and expenses	2,332,122	2,719,095	421,997	7,677,653	6,908,957	1,072,253
Income from operations	1,371,399	1,893,718	293,901	2,548,815	5,304,623	823,266
Interest income, net	19,623	26,915	4,177	44,601	109,790	17,039
Foreign exchange gain	63,408	4,002	621	39,521	17,897	2,778
Investment gain		10,115	1,570		10,115	1,570
Other income(expenses), net	4,609	(12,074)	(1,874)	96,899	38,737	6,012
Income before income tax expense	1,459,039	1,922,676	298,395	2,729,836	5,481,162	850,665
Income taxes expense	(227,315)	(358,599)	(55,654)	(438,492)	(1,021,956)	(158,605)
Net income	1,231,724	1,564,077	242,741	2,291,344	4,459,206	692,060
Net loss(income) attributable to noncontrolling interests	151	-	-	453	(42)	(7)
Net income attributable to ordinary shareholders of the Company	1,231,875	1,564,077	242,741	2,291,797	4,459,164	692,053
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	4.10	5.08	0.79	7.73	14.54	2.26
Diluted	3.99	4.87	0.76	7.50	13.89	2.16

Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	8.20	10.16	1.58	15.46	29.08	4.52
Diluted	7.98	9.74	1.52	15.00	27.78	4.32

Weighted average shares used in calculating net income per ordinary share
Basic	300,174,655	308,110,677	308,110,677	296,518,120	306,641,972	306,641,972
Diluted	308,646,862	321,368,936	321,368,936	305,520,538	320,946,727	320,946,727

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,422,651	1,776,677	275,735	4,166,608	4,826,046	748,991
Net cash provided by (used in) investing activities	949,952	(3,430,815)	(532,454)	464,562	(6,137,905)	(952,588)
Net cash provided by financing activities	(1,889,305)	455,225	70,650	(1,244,002)	1,178,132	182,843
Effect of foreign exchange rate changes	(4,884)	43	7	(1,370)	(2,709)	(420)
Net increase(decrease) in cash and cash equivalents	478,414	(1,198,870)	(186,062)	3,385,798	(136,436)	(21,174)
Cash, cash equivalents, and restricted cash, beginning of year	6,743,234	7,836,700	1,216,237	3,835,850	6,774,266	1,051,350
Cash, cash equivalents, and restricted cash, end of year	7,221,648	6,637,830	1,030,175	7,221,648	6,637,830	1,030,176

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Net income	1,231,724	1,564,077	242,741
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(64,847)	(4,435)	(688)
Other comprehensive income	(64,847)	(4,435)	(688)
Total comprehensive income	1,166,877	1,559,642	242,053
Net loss(income) attributable to noncontrolling interests	151	-	-

Comprehensive income attributable to ordinary shareholders	1,167,028	1,559,642	242,053

	Nine months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Net income	2,291,344	4,459,206	692,060
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(37,446)	(20,227)	(3,139)
Other comprehensive (loss) income	(37,446)	(20,227)	(3,139)
Total comprehensive income	2,253,898	4,438,979	688,921
Net loss(income) attributable to noncontrolling interests	453	(42)	(7)

Comprehensive income attributable to ordinary shareholders	2,254,351	4,438,937	688,914

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,231,724	1,564,077	242,741
Add: Share-based compensation expenses	56,396	69,540	10,792
Non-GAAP net income	1,288,120	1,633,617	253,533
Non-GAAP net income margin	34.8%	35.4%
GAAP net income margin	33.3%	33.9%

Net income attributable to shareholders of 360 DigiTech, Inc	1,231,875	1,564,077	242,741
Add: Share-based compensation expenses	56,396	69,540	10,792
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	1,288,271	1,633,617	253,533
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	154,323,431	160,684,468	160,684,468
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	7.98	9.74	1.52
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	8.35	10.17	1.58

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,371,399	1,893,718	293,901
Add: Share-based compensation expenses	56,396	69,540	10,792
Non-GAAP Income from operations	1,427,795	1,963,258	304,693
Non-GAAP operating margin	38.6%	42.6%
GAAP operating margin	37.0%	41.1%

	Nine months ended September 30,
	2020	2021	2021
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	2,291,344	4,459,206	692,060
Add: Share-based compensation expenses	193,447	196,371	30,476
Non-GAAP net income	2,484,791	4,655,577	722,536
Non-GAAP net income margin	24.3%	38.1%
GAAP net income margin	22.4%	36.5%

Net income attributable to shareholders of 360 Finance, Inc	2,291,797	4,459,164	692,053
Non-GAAP net income attributable to shareholders of 360 Finance, Inc	2,485,244	4,655,535	722,529
Weighted average ADS used in calculating net income per ordinary share -diluted	152,760,269	160,473,363	160,473,363
Net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	15.00	27.79	4.31
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	16.27	29.01	4.50

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	2,548,815	5,304,623	823,266
Add: Share-based compensation expenses	193,447	196,371	30,476
Non-GAAP Income from operations	2,742,262	5,500,994	853,742
Non-GAAP operating margin	26.8%	45.0%
GAAP operating margin	24.9%	43.4%